Litman Gregory Funds Trust

1676 N. California Blvd., Suite 500

Walnut Creek, CA 94596

July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Litman Gregory Funds Trust; SEC File Nos. 333-10015 and 811-07763; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Litman Gregory Funds Trust (the “Trust”), on behalf of its series iMGP APA Enhanced Intermediate Municipal Bond Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 107 (“PEA No. 107”), which was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001193125-21-289871) on October 1, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.

The withdrawal of PEA No. 107 is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust pursuant to the investment strategies disclosed in PEA No. 107 at this time.

No securities were sold in connection with this offering.

Please feel free to contact me at (925) 253-5215 with any questions or comments.

Sincerely,

/s/ Jeremy L. DeGroot
Jeremy L. DeGroot
President